FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
of the Securities Exchange Act of 1934

For April 21, 2004	Commission File Number: 1-15226

ENCANA CORPORATION

(Translation of registrant’s name into English)

1800, 855 — 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                    Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Form 6-K Exhibit Index
NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)
By:	/s/ Linda H. Mackid
	Name:	Linda H. Mackid
	Title:	Assistant Corporate Secretary

Date: April 21, 2004

Form 6-K Exhibit Index

Exhibit No.
1.	News Release dated April 21, 204 referenced as:

“EnCana begins cash tender offer for shares of Tom Brown, Inc.”

EnCana begins cash tender offer for shares of Tom Brown, Inc.

Calgary, Alberta, (April 21, 2004) – EnCana Corporation (TSX & NYSE: ECA) today commenced its tender offer for all of the issued and outstanding shares of Tom Brown, Inc. at a price of US$48.00 per share, net to the seller in cash.

The tender offer is being made pursuant to the previously announced Agreement and Plan of Merger, dated as of April 14, 2004, between EnCana and Tom Brown, and is scheduled to expire at midnight Eastern Time on Tuesday, May 18, 2004.

The tender offer is subject to certain conditions, including the tender of shares of Tom Brown common stock representing a majority of the outstanding common stock of Tom Brown on a fully diluted basis, customary regulatory approvals and other customary conditions. Following completion of the tender offer and receipt of shareholder approval, if required, EnCana intends to consummate a merger in which a subsidiary of EnCana will be merged with and into Tom Brown. In the merger, the remaining Tom Brown shareholders will receive the same cash price paid in the tender offer.

The board of directors of Tom Brown has unanimously approved the Merger Agreement and recommends that Tom Brown shareholders accept the offer and tender their shares.

Investors and security holders are advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this news release, when they become available, because they will contain important information. The tender offer statement has been filed by EnCana Corporation and Plaza Acquisition II Corp., its indirect wholly owned subsidiary, with the U.S. Securities and Exchange Commission (SEC), and the solicitation/recommendation statement has been filed with the SEC by Tom Brown. The tender offer materials, the solicitation statement/recommendation statement and other relevant materials will be mailed to all record holders of shares of common stock of Tom Brown and will be furnished to brokers, dealers, banks, trust companies and similar persons who are entitled to receive such materials. Investors and security holders may also obtain a free copy of these statements (when available) and other documents filed by EnCana Corporation and Tom Brown with the SEC at the SEC’s web site at www.sec.gov. The tender offer statement and related offering materials may also be obtained from Georgeson Shareholder Communications Inc., as Information Agent, by calling (800) 905-7237. Banks and brokers are asked to call (212) 440-9800. This news release is not an offer to purchase, solicitation of an offer to purchase or an offer to sell securities. Such an offer or solicitation is only made pursuant to the tender offer statement filed with the SEC.

EnCana Corporation
With an enterprise value of approximately US$25 billion, EnCana is one of the world’s leading independent oil and gas companies and North America’s largest independent natural gas producer and gas storage operator. Ninety percent of the company’s assets are located in North America. EnCana is the largest producer and landholder in Western Canada and is a key player in Canada’s emerging offshore East Coast basins. Through its U.S. subsidiaries, EnCana is one of the largest gas explorers and producers in the Rocky Mountain states and has a strong position in the deep water Gulf of Mexico. International subsidiaries operate two key high potential international growth regions: Ecuador, where it is the largest private sector oil producer, and the U.K. where it is the operator of a large oil discovery. EnCana and its subsidiaries also conduct high upside potential new ventures exploration in other parts of the world. EnCana is driven to be the industry’s high performance benchmark in production cost, per-share growth and value creation for shareholders. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

1

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: the anticipated completion of the Tom Brown acquisition and the timing thereof; potential growth and references to potential exploration. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved or probable reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; the risk that the anticipated synergies to be realized by the merger of AEC and PCE will not be realized; costs relating to the merger of AEC and PCE being higher than anticipated and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:
EnCana Corporate Development
Sheila McIntosh
Vice-President, Investor Relations
(403) 645-2194
Greg Kist
Manager, Investor Relations
(403) 645-4737
Tracy Weeks
Manager, Investor Relations
(403) 645-2007	Media contact: Alan Boras Manager, Media Relations (403) 645-4747

2